SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Amendment No. 4 to
Schedule TO
Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
Expedia, Inc.
(Name of Subject Company (Issuer))
Expedia, Inc.
(Name of Filing Person (Offeror/Issuer))
Common Stock, Par Value $.001 Per Share
(Title of Class of Securities)
30212P105
(CUSIP Number of Class of Securities)
Burke F. Norton, Esq.
Executive Vice President, General Counsel and Secretary
Expedia, Inc.
3150 139th Avenue S.E.
Bellevue, WA 98005
Telephone: (425) 679-7200
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)
Copy to:
Pamela S. Seymon, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Telephone: (212) 403-1000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$3,499,999,950	$107,450

*	Calculated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated by multiplying 116,666,665 (the maximum number of shares originally sought to be repurchased) by the maximum possible tender offer price of $30.00 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, equals $30.70 per million of the value of the transaction.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $107,450	Filing Party: Expedia, Inc.
Form or Registration No.: Schedule TO	Date Filed: June 29, 2007
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Amendment No. 4 to Schedule TO
     This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “Commission”) on June 29, 2007 (the “Schedule TO”) by Expedia, Inc., a Delaware corporation (“Expedia”), as amended by Amendment No. 1 to Schedule TO filed with the Commission on June 29, 2007, Amendment No. 2 to Schedule TO filed with the Commission on July 23, 2007 and Amendment No. 3 to Schedule TO filed with the Commission on July 25, 2007, relating to the tender offer by Expedia pursuant to which Expedia is offering to purchase for cash up to 25,000,000 shares of Expedia’s common stock, par value $.001 per share (“Shares”), at a price determined by Expedia of not more than $30.00 nor less than $27.50 per Share, net to the seller in cash, without interest. The offer to purchase is made upon the terms and subject to the conditions set forth in the offer to purchase, dated June 29, 2007 (the “Offer to Purchase”), the related letter of transmittal (the “Letter of Transmittal”), and the supplement to the Offer to Purchase, dated July 25, 2007 (the “Supplement”), which together, as each may be amended or supplemented from time to time, constitute the “Offer.”
     This Amendment No. 4 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase, the Letter of Transmittal and the Supplement were previously filed with the Schedule TO as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(H), respectively. The information in the Offer to Purchase and the Supplement is incorporated into this Amendment No. 4 to the Schedule TO by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented as provided herein.
Item 11. Additional Information.
     (b) Other Material Information. On August 2, 2007, Expedia issued a press release announcing its financial results for the quarter ended June 30, 2007. The full text of this press release, attached as Exhibit (a)(5)(I) hereto, is incorporated herein by reference.
Item 12. Exhibits.
     Item 12 of the Schedule TO is hereby amended by adding the following exhibits:
     (a)(5)(I) Press release of Expedia, Inc., dated August 2, 2007(18)

(18)	Incorporated by reference to Expedia, Inc.’s Current Report on Form 8-K filed on August 2, 2007

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EXPEDIA, INC.
By:	/s/ Burke F. Norton
	Name:	Burke F. Norton
	Title:	Executive Vice President, General Counsel & Secretary

Dated: August 2, 2007

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated June 29, 2007(14)
(a)(1)(B)	Letter of Transmittal(14)
(a)(1)(C)	Notice of Guaranteed Delivery(14)
(a)(1)(D)	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated June 29, 2007(14)
(a)(1)(E)	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated June 29, 2007(14)
(a)(1)(F)	Letter from the Trustee of the Expedia Retirement Savings Plan to plan participants, dated June 29, 2007(14)
(a)(1)(G)	Direction Form for participants in the Expedia Retirement Savings Plan(14)
(a)(1)(H)	Supplement to Offer to Purchase, dated July 25, 2007(17)
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)(A)	Summary Advertisement, dated June 29, 2007(14)
(a)(5)(B)	Letter from Dara Khosrowshahi, Chief Executive Officer of Expedia, Inc., to stockholders of Expedia, Inc., dated June 29, 2007(14)
(a)(5)(C)	Press release, dated June 19, 2007(1)
(a)(5)(D)	Letter to Warrant and Series A Cumulative Convertible Preferred Stock Holders, dated June 29, 2007(14)
(a)(5)(E)	Email Message from Dara Khosrowshahi, Chief Executive Officer of Expedia, Inc., to employees of Expedia, Inc., dated June 29, 2007, and Employee Frequently Asked Questions Regarding the Tender Offer(15)
(a)(5)(F)	Email Message from Dara Khosrowshahi, Chief Executive Officer of Expedia, Inc., to employees of Expedia, Inc., dated July 23, 2007(16)
(a)(5)(G)	Press release, dated July 23, 2007(16)
(a)(5)(H)	Summary Advertisement, dated July 25, 2007(17)
(a)(5)(I)	Press release of Expedia, Inc., dated August 2, 2007(18)
(b)(1)	Credit Agreement dated as of July 8, 2005, among Expedia, Inc., a Delaware corporation, Expedia, Inc., a Washington corporation, Travelscape, Inc., a Nevada corporation, Hotels.com, a Delaware corporation, and Hotwire, Inc., a Delaware corporation, as Borrowers; the Lenders party thereto; Bank of America, N.A., as Syndication Agent; Wachovia Bank, N.A. and The Royal Bank of Scotland PLC, as Co-Documentation Agents; JPMorgan Chase Bank, N.A., as Administrative Agent; and J.P. Morgan Europe Limited, as London Agent(2)
(b)(2)	First Amendment, dated as of December 7, 2006, to the Credit Agreement dated as of July 8, 2005, among Expedia, Inc., a Delaware corporation; Expedia, Inc., a Washington corporation; Travelscape LLC, a Nevada limited liability company; Hotels.com, a Delaware corporation; Hotwire, Inc., a Delaware corporation; the other Borrowing Subsidiaries from time to time party thereto; the Lenders from time to time party thereto; JPMorgan Chase Bank, N.A., as Administrative Agent; and J.P. Morgan Europe Limited, as London Agent(3)
(b)(3)	Second Amendment, dated as of December 18, 2006, to the Credit Agreement dated as of July 8, 2005, among Expedia, Inc., a Delaware corporation; Expedia, Inc., a Washington corporation; Travelscape LLC, a Nevada limited liability company; Hotels.com, a Delaware corporation; Hotwire, Inc., a Delaware corporation; the other Borrowing Subsidiaries from time to time party thereto; the Lenders from time to time party thereto; JPMorgan Chase Bank, N.A., as Administrative Agent; and J.P. Morgan Europe Limited, as London Agent(4)

(d)(1)	Expedia, Inc. Non-Employee Director Deferred Compensation Plan(5)
(d)(2)	Expedia, Inc. 2005 Stock and Annual Incentive Plan(6)
(d)(3)	Summary of Expedia, Inc. Non-Employee Director Compensation Arrangements(7)
(d)(4)	Stockholders Agreement between Liberty Media Corporation and Barry Diller, dated as of August 9, 2005(8)
(d)(5)	Governance Agreement, by and among Expedia, Inc., Liberty Media Corporation and Barry Diller, dated as of August 9, 2005(8)
(d)(6)	First Amendment to Governance Agreement, by and among Expedia, Inc., Liberty Media Corporation and Barry Diller, dated as of June 19, 2007(1)
(d)(7)	Separation Agreement, dated as of August 9, 2005, by and between IAC/InterActiveCorp and Expedia, Inc.(8)
(d)(8)	Tax Sharing Agreement dated as of August 9, 2005, by and between IAC/InterActiveCorp and Expedia, Inc.(8)
(d)(9)	Form of Expedia, Inc. Restricted Stock Unit Agreement (directors)(8)
(d)(10)	Expedia, Inc. Executive Deferred Compensation Plan, effective as of August 9, 2005(9)
(d)(11)	Expedia, Inc. Restricted Stock Unit Agreement between Expedia, Inc. and Dara Khosrowshahi, dated as of March 7, 2006(10)
(d)(12)	Employment Agreement by and between Michael B. Adler and Expedia, Inc., effective as of May16, 2006(11)
(d)(13)	Expedia, Inc. Restricted Stock Unit Agreement between Expedia, Inc. and Michael B. Adler, effective as of May 16, 2006(11)
(d)(14)	Employment Agreement by and between Burke F. Norton and Expedia, Inc., effective as of October 25, 2006(11)
(d)(15)	Expedia, Inc., Restricted Stock Unit Agreement (First Agreement) between Expedia, Inc. and Burke F. Norton, dated as of October 25, 2006(11)
(d)(16)	Expedia, Inc. Restricted Stock Unit Agreement (Second Agreement) between Expedia, Inc. and Burke F. Norton, dated as of October 25, 2006(11)
(d)(17)	Form of Expedia, Inc. Restricted Stock Unit Agreement (domestic employees)(11)
(d)(18)	Equity Warrant Agreement for Warrants to Purchase up to 14,590,514 Shares of Common Stock expiring February 4, 2009, between Expedia, Inc. and The Bank of New York, as Equity Warrant Agent, dated as of August 9, 2005(12)
(d)(19)	Stockholder Equity Warrant Agreement for Warrants to Purchase up to 11,450,182 Shares of Common Stock, between Expedia, Inc. and Mellon Investor Services LLC, as Equity Warrant Agent, dated as of August 9, 2005(12)
(d)(20)	Optionholder Equity Warrant Agreement for Warrants to Purchase up to 1,558,651 Shares of Common Stock, between Expedia, Inc. and Mellon Investor Services LLC, as Equity Warrant Agent, dated as of August 9, 2005(12)

(d)(21)	Indenture, dated as of August 21, 2006, among Expedia, Inc., as Issuer, the Subsidiary Guarantors from time to time parties thereto, and The Bank of New York Trust Company, N.A., as Trustee, relating to Expedia, Inc.’s 7.456% Senior Notes due 2018(11)
(d)(22)	First Supplemental Indenture, dated as of January 19, 2007, to Indenture, dated as of August 21, 2006, by and among Expedia, Inc., certain Subsidiary Guarantors (as defined therein) and The Bank of New York Trust Company, N.A., as Trustee(13)
(d)(23)	Amended and Restated Expedia, Inc. Retirement Savings Plan(14)
(d)(24)	First Amendment to Expedia, Inc. Retirement Savings Plan(14)
(d)(25)	Trust Agreement between Expedia, Inc. and Fidelity Management Trust Company, dated as of August 15, 2005, relating to the Expedia Retirement Savings Plan(3)
(g)	Not applicable
(h)	Not applicable

(1)	Incorporated by reference to Expedia, Inc.’s Current Report on Form 8-K filed on June 19, 2007

(2)	Incorporated by reference to Expedia, Inc.’s Current Report on Form 8-K filed on July 14, 2005

(3)	Incorporated by reference to Expedia, Inc.’s Tender Offer Statement on Schedule TO (File No. 005-80395) filed on December 11, 2006

(4)	Incorporated by reference to Expedia, Inc.’s Amendment No. 3 to Tender Offer Statement on Schedule TO (File No. 005-80395) filed on December 22, 2006

(5)	Incorporated by reference to Expedia, Inc.’s Registration Statement on Form S-4/A (File No. 333-124303-01) filed on June 13, 2005

(6)	Incorporated by reference to Expedia, Inc.’s Registration Statement on Form S-8 (File No. 333-127324) filed on August 9, 2005

(7)	Incorporated by reference to Expedia, Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007

(8)	Incorporated by reference to Expedia, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005

(9)	Incorporated by reference to Expedia, Inc.’s Current Report on Form 8-K filed on December 20, 2005

(10)	Incorporated by reference to Expedia, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005

(11)	Incorporated by reference to Expedia, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006

(12)	Incorporated by reference to Expedia, Inc.’s Registration Statement on Form 8-A/A filed on August 22, 2005

(13)	Incorporated by reference to Expedia, Inc.’s Registration Statement on Form S-4 (File No. 333-140195) filed on January 25, 2007

(14)	Previously filed with Expedia, Inc.’s Tender Offer Statement on Schedule TO filed on June 29, 2007

(15)	Previously filed with Amendment No. 1 to Expedia, Inc.’s Tender Offer Statement on Schedule TO on June 29, 2007

(16)	Previously filed with Amendment No. 2 to Expedia, Inc.’s Tender Offer Statement on Schedule TO on July 23, 2007

(17)	Previously filed with Amendment No. 3 to Expedia, Inc.’s Tender Offer Statement on Schedule TO on July 25, 2007

(18)	Incorporated by reference to Expedia, Inc.’s Current Report on Form 8-K filed on August 2, 2007